UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 21, 2010

I. DATE, TIME AND VENUE: December 21, 2010, at 10:30 a.m., at the headquarters of Contax Participações S.A., located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro ("Company" or "Contax Participações"). II. QUORUM:  The majority of the sitting members of the Board of Directors. III. CALL NOTICE:  Through individual messages sent to the Board Members. IV. PRESIDING: Chairman: Fernando Antonio Pimentel Melo, and Secretary: Cristina Alves Corrêa Justo Reis. V. AGENDA: 1) Corporate restructuring of the subsidiary Ability, including: (i) the assumption of an earn-out agreement; (ii) an increase in the capital stock of Contax S.A.; (iii) the Protocol and Justification of the Partial Spin-off of Contax S.A.; (iv) the appointment of an appraisal  firm to evaluate the net assets spun off; (v) accounting procedures; and (vi) corporate acts: (a) amendment to the Bylaws of Contax S.A.; and (b) amendment to the Bylaws of Ability. VI. RESOLUTIONS:  After the meeting was called to order, in relation to item 1 of the Agenda, the Board members unanimously approved the Board of Executive Officers’ proposal  on the assumption, by Contax Participações, of a commitment to pay the additional price on an annual basis over the next three (3) years as part of the earn-out agreement, said payment varying in line with the audited EBITDA result, in the total amount of R$45,685,000.00, relative to the acquisition of the subsidiary Ability Comunicação Integrada Ltda. (“Ability”) by the Company’s subsidiary Contax S.A. (“Contax”).  In regard to item 1 (ii) of the Agenda, the members of Board approved an increase in the capital stock of its subsidiary Contax in the amount of R$45,685,000.00, without the issue of new shares, through the delivery of credit arising from the above assumption, thus giving Contax Participações a direct interest in Ability. In regard to item 1 (iii) of the Agenda, the members of the Board approved the Protocol and Justification of the Partial Spin-off of its subsidiary Contax, prepared  by the law firm Machado Meyer Sendacz e Opice Advogados.  As a result, the partial spin-off of Contax with the incorporation of the spun-off net assets by Ability was also approved. These spun-off net assets total R$74,730,747.98 and comprise: (a) Contax’s entire interest in Ability in the total amount of R$74,177,296.59, including the investment and the goodwill from the acquisition; and (b) the assets and liabilities, including respective contractual rights, regarding the provision of trade marketing services to Cielo S.A., said assets and liabilities totaling R$688,993.76 and R$135,542.37, respectively. Also as a result of this resolution, the members of the Board approved the consequential reduction in Contax’s capital stock in the total amount of R$74,730,747.98, without the cancellation of shares. In regard to item 1 (iv) of the Agenda, the members of the Board ratified the hiring of the appraisal firm Apsis Consultoria Empresarial Ltda. to prepare the evaluation report to be approved by an Extraordinary Shareholders’ Meeting of the subsidiary Contax and a Quotaholders’ Meeting of Ability. In regard to item 1 (v) of the Agenda, the members of the Board approved the accounting procedures to be effected in Ability, namely: (a) the allocation of part of the spun-off net assets, in the amount equivalent to the goodwill from the acquisition, to the special goodwill reserve, to be recognized under Ability’s shareholders’ equity, pursuant to CVM Instruction 319/99. Due to this allocation, the incorporation of the spun-off net assets will not result in an increase in Ability’s capital stock; (b) the constitution in Ability, after the incorporation of Contax’s  spun-off net assets, of provisions to adjust the goodwill for its respective tax credits, pursuant to CVM Instruction 319/99; (c) a reduction, following observance of the item above, in Ability’s special goodwill reserve, in order to absorb the loss generated by the constitution of the aforementioned provision. The reduction in the value of the special goodwill reserve is for accounting purposes only, since it will not have no effect on Ability’s capital stock account. Finally, in regard to item 1 (vi) of the Agenda, the members of the Board approved: (a) the calling of an Extraordinary Shareholders’ Meeting of Contax to deliberate on the amendment of its Bylaws to take account of the R$45,685,000.00 increase in its capital stock, due to the delivery of credit from the assumption, as well as the R$74,730,747.98 capital reduction due to the partial spin-off. After these resolutions Contax’s capital stock will decrease from R$223,900,000.00 to R$194,854,252.02; and (b) the calling of the Quotaholders’ Meeting of Ability, to deliberate on the amendment of its Bylaws, due to the assignment of Ability quotas from Contax to  Contax Participações. The implementation of all the above acts in the Company and the subsidiaries, Contax and Ability, was authorized. These matters were objects of the Technical Note sent earlier to the members of the Board. VII. CLOSURE: There being no further matters to discuss, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, approved and signed by all those present. Rio de Janeiro, December 21, 2010. (a. a) Fernando Antonio Pimentel Melo (Chairman of the Board); Cristiano Yazbek Pereira; Armando Galhardo N. Guerra Junior; Marcel Cecchi Vieira; Paulo Edgar Trapp; Sérgio Francisco da Silva; Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas. This is a free translation of the minutes drawn up in the Company’s Records.

Rio de Janeiro, December 21, 2010

Cristina Alves Corrêa Justo Reis

Secretary

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF CONTAX PARTICIPAÇÕES S.A.

ON DECEMBER 21, 2010, AT 10:30 A.M.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.